SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 27)[1]

Evolving Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
30049R209
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626, P: 201-750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

______________

[1] The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30049R209	13D/A27	Page 2 of 5

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,087,374
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
4,087,374
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,087,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%
14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D/A27

This constitutes Amendment No. 27 (the “Amendment No. 27”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Ms. Singer”), dated and filed February 28, 2008 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Evolving Systems, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.    Source and Amount of Fund or Other Consideration

Item 3 of the Statement is herby amended and restated as follows:

Ms. Singer is the trustee of the Trust which was created pursuant to that certain Trust Agreement, dated May 19, 1998 (the “Trust Agreement”) All of the shares of Common Stock reported herein were purchased with funds generated and held by the Trust. The aggregate amount of the funds used for the purchase of these shares was approximately $14,462,389.

Item 4.    Purpose of the Transaction

Item 4 of the Statement is hereby supplemented and superseded, as the case may be, as follows:

The purpose of this Amendment 27 is to report that, since the filing of Amendment No. 26 to the Statement dated February 2, 2022 (“Amendment No. 26”), a material change occurred in the percentage of the shares of Common Stock beneficially owned by Ms. Singer.

Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 12,257,715 shares of Common Stock reported as outstanding on Sept 30, 2021 in the Issuer’s Form 10-Q filed on November 10, 2021.

(a) As of the date hereof, Ms. Singer beneficially owns 4,087,374 shares of Common Stock, comprising approximately 33.3% of the outstanding shares of Common Stock.

(b) 1. Sole power to vote or direct vote: 4,087,374[2]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,087,374[3]

4. Shared power to dispose or direct the disposition: 0

(c)       Ms. Singer has entered into the following transaction in the Share of Common Stock since the filing of Amendment 26:

Date of Transaction	Amount of Shares Purchased	Price per Share ($)
02/04/2022	12,598	1.8459
02/10/2022	40,111	1.8924
02/11/2022	100,000	1.78

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

______________

[2] Ms. Singer has sole voting power with respect to all shares held by the Trust.

[3] Ms. Singer has sole dispositive power with respect to all shares held by the Trust

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Karen Singer
Karen Singer

.